Exhibit 99.2

SPRINGVIEW HOLDINGS LTD

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2026	2026
	S$ (Audited)	S$ (Unaudited)	$ (Unaudited)
Assets
Current assets
Cash	3,807,796	1,724,107	1,332,283
Accounts receivable, net	—	7,917	6,118
Amount due from a related party	122,842	440,362	340,284
Contract assets	4,287,038	5,377,492	4,155,391
Loan receivable – third party	1,321,944	356,944	275,824
Other assets – current	379,857	1,391,621	1,075,358
Total current assets	9,919,477	9,298,443	7,185,258
Non-current assets
Property and equipment, net	292	90	70
Right-of-use assets, net	483,135	389,611	301,067
Contract assets - non-current	89,912	89,912	69,478
Other assets – non-current	69,962	81,625	63,075
Total non-current assets	643,301	561,238	433,690
Total assets	10,562,778	9,859,681	7,618,948
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	833,095	626,287	483,956
Contract liabilities	18,153	—	—
Other payables and accruals	495,072	446,182	344,782
Amount due to a related party	1,004,334	1,021,733	789,532
Loans and borrowings – current	217,680	226,771	175,235
Operating lease liabilities – current	328,848	281,702	217,682
Finance lease liabilities – current	42,062	32,610	25,199
Total current liabilities	2,939,244	2,635,285	2,036,386
Non-current liabilities
Deferred tax liabilities, net	251,466	303,221	234,310
Loans and borrowings – non-current	359,071	243,366	188,058
Operating lease liabilities – non-current	69,156	44,334	34,259
Finance lease liabilities – non-current	38,415	24,457	18,899
Total non-current liabilities	718,108	615,378	475,526
Total liabilities	3,657,352	3,250,663	2,511,912
Commitments and contingencies

Shareholders’ equity
*Class A Ordinary Shares, $0.0008 par value, 50,000,000 shares authorized, 1,652,224 and 2,261,980 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively (1)(2)	1,770	2,258	1,810
*Class B Ordinary Shares, $0.0001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026	1,352	1,352	1,000
Accumulated other comprehensive income	17,220	36,009	27,826
Additional paid-in capital	9,401,440	9,400,952	7,264,448
Accumulated deficit	(2,516,356)	(2,831,553)	(2,188,048)
Total shareholders’ equity	6,905,426	6,609,018	5,107,036
Total liabilities and shareholders’ equity	10,562,778	9,859,681	7,618,948

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 8-for-1 reverse share split for Class A ordinary share of SPRINGVIEW HOLDINGS LTD, which was effective on December 2, 2025.
(2)	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

	For the six months ended June 30,
	2025	2026	2026
	S$ (Unaudited)	S$ (Unaudited)	$ (Unaudited)
Revenue	3,734,033	5,167,711	3,993,286
Total revenue	3,734,033	5,167,711	3,993,286

Cost of revenue	(2,904,816)	(3,890,209)	(3,006,112)
Total Cost of revenue	(2,904,816)	(3,890,209)	(3,006,112)
Gross profit	829,217	1,277,502	987,174

Operating expenses
General and administrative expenses	(1,355,431)	(1,563,553)	(1,208,217)
Total operating expenses	(1,355,431)	(1,563,553)	(1,208,217)

Loss from operations	(526,214)	(286,051)	(221,043)

Other income (expenses)
Interest expenses, net	(51,346)	(40,818)	(31,542)
Other income	56,587	63,427	49,012
Total other income, net	5,241	22,609	17,470

Loss before income taxes	(520,973)	(263,442)	(203,573)
Income tax benefit (expenses)	12,860	(51,755)	(39,993)
Net loss	(508,113)	(315,197)	(243,566)

Other comprehensive income (loss)
Foreign currency translation adjustments	(293,535)	18,789	14,519
Total Comprehensive loss	(801,648)	(296,408)	(229,047)

Weighted average number of outstanding ordinary shares
*Basic and diluted	11,437,500	12,258,611	12,258,611
Loss per share
Basic and diluted	(0.04)	(0.03)	(0.02)

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 8-for-1 reverse share split for Class A ordinary share of SPRINGVIEW HOLDINGS LTD, which was effective on December 2, 2025.
(2)	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	income/(loss)	deficit	equity
		S$		S$	S$		S$	S$
Balance at January 1, 2025	1,437,500	1,549	10,000,000	1,352	6,290,712	250,665	(163,354)	6,380,924
Net loss							(508,113)	(508,113)
Foreign currency translation adjustment						(293,535)		(293,535)
Balance at June 30, 2025 (Unaudited)	1,437,500	1,549	10,000,000	1,352	6,290,712	(42,870)	(671,467)	5,579,276
Balance at June 30, 2025 ($) (Unaudited)	1,437,500	1,150	10,000,000	1,000	4,946,046	(33,705)	(527,924)	4,386,567

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity
		S$		S$	S$		S$	S$
Balance at January 1, 2026	1,652,224	1,770	10,000,000	1,352	9,401,440	17,220	(2,516,356)	6,905,426
Net loss							(315,197)	(315,197)
Class A ordinary shares to be issued	609,756	488			(488)			-
Foreign currency translation adjustment						18,789		18,789
Balance at June 30, 2026 (Unaudited)	2,261,980	2,258	10,000,000	1,352	9,400,952	36,009	(2,831,553)	6,609,018
Balance at June 30, 2026 ($) (Unaudited)	2,261,980	1,810	10,000,000	1,000	7,264,448	27,826	(2,188,048)	5,107,036

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 8-for-1 reverse share split for Class A ordinary share of SPRINGVIEW HOLDINGS LTD, which was effective on December 2, 2025.
(2)	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2026	2026
	S$ (Unaudited)	S$ (Unaudited)	$ (Unaudited)
Cash flows from operating activities
Net loss	(508,113)	(315,197)	(243,566)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,994	202	156
Amortization of right-of-use assets	118,102	209,497	161,886
Provision for doubtful accounts	183,732	—	—
Deferred tax (benefit) expenses	(12,860)	51,755	39,993
Changes in operating assets and liabilities
Accounts receivable, net	(202,981)	(7,917)	(6,118)
Contract assets	596,515	(1,090,454)	(842,635)
Accounts receivable due from a related party	19,901	—	—
Prepaid expense and other current assets, net	(102,692)	(505,787)	(390,841)
Accounts payable	(1,338,924)	(206,808)	(159,804)
Other payables and accruals	(177,023)	(31,491)	(24,334)
Contract liabilities	—	(18,153)	(14,028)
Lease liabilities	(93,813)	(186,265)	(143,935)
Net cash used in operating activities	(1,516,162)	(2,100,618)	(1,623,226)

Cash flows from investing activities
Prepayment for exclusive patent license and development rights	—	(517,640)	(400,000)
Proceeds from repayment of loans made to third party	1,300,000	965,000	745,692
Net cash provided by investing activities	1,300,000	447,360	345,692

Cash flows from financing activities
Proceeds from related parties	999,610	130,000	100,456
Repayment of amount to related parties	(758,027)	(447,520)	(345,816)
Repayment of loans and borrowings	(146,701)	(106,614)	(82,385)
Payments for finance lease liabilities	(25,086)	(25,086)	(19,385)
Net cash provided by (used in) financing activities	69,796	(449,220)	(347,130)
Effect of foreign exchange on cash	(293,535)	18,789	14,519
Net changes in cash	(439,901)	(2,083,689)	(1,610,145)
Cash at beginning of the period	3,373,424	3,807,796	2,942,428
Cash at end of the period	2,933,523	1,724,107	1,332,283

Supplement disclosures of cash flow information
Interest paid	31,085	41,281	31,900
Accrued interest on borrowings from a related party	17,399	17,399	13,445

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 and 2026

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Springview Holdings Ltd (the “Company” or “Springview (Cayman)”) is a holding company incorporated on September 27, 2023 in Cayman Islands while Springview (BVI) Ltd was incorporated on October 11, 2023 in the BVI with the Company being the sole shareholder of Springview (BVI) Ltd. The Company conducts its business primarily through its indirect wholly-owned subsidiary in Singapore, Springview Enterprises Pte. Ltd., providing four main types of works: (i) new construction, (ii) reconstruction, (iii) Additions and Alterations (A&A), and (iv) other general contracting services. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services. The Company is a holding company with no business operation.

As at June 30, 2026, subsidiaries of the Company includes the following entity:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Springview (BVI) Ltd (Springview (BVI))	October 11, 2023	British Virgin Islands	100% owned by Springview (Cayman)	Investment holding
Springview Enterprises Pte. Ltd. (Springview (S))	June 3, 2002	Singapore	100% owned by Springview (BVI)	General contractors (Building construction including major upgrading works)

Pursuant to a group reorganization (the “Reorganization”) to rationalize the structure of the Company and its subsidiary in preparation for the listing of the Company’s shares, the Company became the holding company on December 1, 2023. The Company and its subsidiary were under common control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the Reorganization, which have been accounted for as reorganization of entities under common control at carrying value. The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements of the Company.

On October 17, 2024, the Company completed its initial public offering (“IPO”) of 187,500 Class A ordinary shares at $32.00 per share, generating gross proceeds of approximately $6.0 million. After deducting underwriting discounts, commissions, and offering expenses, net proceeds were approximately S$5.3 million ($3.9 million).

Note 2 — LIQUIDITY

As of December 31, 2025, and June 30, 2026, the Company’s cash balances amounted to approximately S$3,807,796 and S$ 1,724,107 ($1,332,283) respectively, and the Company’s current assets were S$9,919,477 and S$9,298,443 ($7,185,258), respectively, and the Company’s current liabilities were S$2,939,244 and S$2,635,285 ($2,036,386), respectively. For the six months ended June 30, 2025 and 2026, the Company generated net loss of S$508,113 and net loss of S$315,197 ($243,566), respectively. For the six months ended June 30, 2025 and 2026, the operating cash outflow were S$1,516,162 and S$2,100,618 ($1,623,226), respectively. The increase was primarily attributable to an increase in contract assets of approximately S$1.09 million, compared with a decrease of approximately S$0.60 million in the prior-year period, and an increase in prepaid expenses and other current assets of approximately S$0.51 million, compared with approximately S$0.10 million in the prior-year period. These effects were partially offset by a smaller decrease in accounts payable of approximately S$0.21 million, compared with approximately S$1.34 million in the prior-year period, and a lower net loss of approximately S$0.32 million, compared with approximately S$0.51 million in the prior-year period. The increase in prepaid expenses and other current assets primarily included refundable advance payments made under strategic M&A advisory arrangements.

In assessing the Company’s liquidity, the management believes that the Company’s current cash and working capital will be sufficient to support the Company’s continuous operations and meet the Company’s third parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the unaudited condensed consolidated financial statements.

The Company’s liquidity needs are primarily driven by working capital requirements and operating expense obligations. As of the date of this report, the Company has funded its operations principally through its successful initial public offering in 2024 and a private placement in 2025. The Company has initiated efforts to optimize its operating cycle and enhance the timing and efficiency of collections from customers. Based on management’s current forecasts, the Company expects cash outflows from operating activities to decline significantly over the next twelve months as working capital management improves and operating efficiencies are realized.

As of December 31, 2025, and June 30, 2026, the Company’s outstanding loans and borrowings amounted to S$576,751 and S$470,137 ($363,293), respectively, with annual interest rates ranging from 2.75% to 8.80% and repayment periods of between one to three years.

The Company believes that the Company’s current cash, loans from banks, the net proceeds from the Company’s initial public offering, the private placement and improved working capital management from operations will be sufficient to meet the Company’s working capital needs in the next 12 months from the date the unaudited condensed consolidated financial statements are issued. However, if the Company experiences an adverse operating environment or incurs unanticipated capital expenditures, or if the Company decides to accelerate growth beyond the Company’s initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to the Company’s existing shareholders.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — LIQUIDITY (cont.)

Based on the management’s assessment of the future liquidity and performance of the Company, the Company believes that the current cash and cash flows generated from the Company’s future operating will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited condensed consolidated financial statements.

Note 3 — Summary of Significant Accounting Policies

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions and balances between the Company and its subsidiary have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allowance for credit losses, determination of the useful lives of property and equipment, impairment of long-lived assets, right-of-use assets, financing lease liabilities, revenue recognition, allowance for deferred tax assets and contingencies. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and information, information that is currently available to the Company and assumptions that the Company believes to be reasonable under the circumstances are used as the basis for making estimates and judgements. Actual results may differ from these estimates.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“$”), its subsidiaries which are incorporated in British Virgin Islands and Singapore are United States Dollars (“$”) and Singapore Dollars (“S$”) respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date.

For subsidiaries whose functional currencies differ from the Company’s reporting currency, assets and liabilities are translated into the reporting currency at period-end exchange rates, and income and expense items are translated at average exchange rates for the period. Resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss).

Convenience translation

Translations of amounts in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated statements of operations and comprehensive loss and unaudited condensed consolidated statements of cash flows from S$ into $ as of and for the six months ended June 30, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = S$1.2941, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into $ at such rate or at any other rate.

Cash

Cash consists of demand deposit placed with commercial banks, which is unrestricted as to withdrawal and use and have original maturities of less than three months. Cash balances in bank accounts in Singapore with maximum amount of S$100,000 are insured under the Deposit Protection Scheme introduced by the Singapore government. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. Management believes that the commercial banks are of high credit quality and continually monitors the credit worthiness of these commercial banks.

Accounts receivable, net

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted the loss rate method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented as net of the allowance for credit losses in the unaudited condensed consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of December 31, 2025 and June 30, 2026, the allowance for credit losses of accounts receivable was S$63,845 and S$63,845, respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Other assets

Other assets, current and non-current, primarily consist of prepaid expenses, advance to suppliers and deposits for leases and tenders. These amounts bear no interest. Management reviews its prepayments, advances and refundable deposits placed with counterparties on regular basis to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability becomes doubtful. As of December 31, 2025 and June 30, 2026, no allowance was deemed necessary.

Loan receivable – third party, net

Loan receivable – third party, net represents a loan offered to a third party with interest. Loan receivable, third party, net are initially recognized at fair value which is the cash disbursed to originate loan, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. As of December 31, 2025 and June 30, 2026, there was nil and nil credit loss recorded, respectively.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Office equipment	5 years
Computer equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended June 30, 2025 and 2026, no impairment of long-lived assets was recognized.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Fair value measurement

Accounting guidance defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company considers the carrying value of its financial assets and liabilities, which consist of cash, accounts receivable, amount due from a related party, contract assets and contract liabilities, prepayments and other assets-current, accounts payable, lease liabilities-current, other payables and accruals, amount due to a related party, loans and borrowings-current approximate the fair value of the respective assets and liabilities as of December 31, 2025 and June 30, 2026 due to their short-term nature.

Contract assets and contract liabilities

Construction projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s unaudited condensed consolidated balance sheets as “contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms until certain conditions are met. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. The majority of these amounts are expected to be billed and collected from clients within twelve months and are classified as current assets. Contract assets not expected to be billed and collected within twelve months are classified as non-current contract assets on the unaudited condensed consolidated balance sheets.

Contract liabilities on uncompleted construction contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Leases

The Company accounts for leases under ASC 842. The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease when the lease meets any of the following criteria at lease commencement:

a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b)	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

c)	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

d)	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; and

e)	The underlying asset is of such as specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company entered into lease agreements as lessee to lease motor vehicles, office equipment and buildings from third parties.

The Company accounts for those motor vehicle and office equipment leases in accordance with ASC 842. The two primary accounting provisions the Company uses to classify transactions as financing leases or operating leases are (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term and (ii) the lease term is for 75% or more of the remaining economic life of the underlying asset unless the commencement date falls within the last 25% of the economic life of the underlying asset. The motor vehicle and office equipment leases contain one of the two terms, and the Company believes that the motor vehicle and office equipment leases should be classified as finance leases.

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as financing leases. The building leases are classified as operating leases.

Finance lease assets and operating leases are included in right-of-use (“ROU”) assets, and finance lease liabilities are included in current and non-current finance lease liabilities, while operating lease liabilities are included in current and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Finance and operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company used the rate implicit in the lease, if available, or the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company elected the practical expedients under ASC 842 that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, the Company elected not to recognize lease assets and liabilities on its consolidated balance sheets.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended June 30, 2025 and 2026, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those services. The following five steps defined under Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”) are applied to achieve the core principle of revenue standard:

(i)	Identify the contract with the customer

(ii)	Identify the performance obligations in the contract

(iii)	Determine the transaction price

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

(iv)	Allocate the transaction price to the performance obligations in the contract

(v)	Recognize revenue when the company satisfies a performance obligation

The Company generates revenue mainly from construction projects with the following major categories of works: (i) new construction, (ii) reconstruction, (iii) A&A, and (iv) other general contracting services, such as renovation and design consultation. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services.

The following table shows the Company’s revenue by revenue categories for the periods indicated.

	For the six months ended June 30,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
New construction	2,466,676	2,214,121	1,710,936
Reconstruction	466,166	1,418,330	1,095,997
A&A	719,903	1,346,959	1,040,846
Other general contracting services	81,288	188,301	145,507
Total revenue	3,734,033	5,167,711	3,993,286

The Company assessed that the four major categories of revenue share the substantially the same characteristics and nature of terms in its contracts with customers and follows the same pattern of transfer of promised services to customers, and thus apply the same revenue recognition policies to all its revenue.

The Company enters into construction contracts with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customers. It is standard practice for the Company to have the agreements with the Company’s customers in writing. All the agreements have commercial substance, as each contract with the customer has payment terms specified based upon fulfilment of certain conditions and agreed methods charged on monthly basis. The Company will submit monthly progress claim to its customer, and after the Company receives the interim progress certificate from the customer, the Company will issue a tax invoice to the customer. As the Company’s customers are required to pay at different billing stages over the contract period, such progress payments limit the Company’s exposure to credit risk. The company also reasonably expects that the effects on the financial statements of applying ASC 606 to the portfolio of contracts would not differ materially from applying ASC 606 to the individual contracts within that portfolio.

The Company is responsible for a series of work including but not limited to those stated under the scope of work, which can include the design of the project, obtaining the relevant permits and approvals from authorities, engineering, site clearance, procurement of materials, construction and interior fitting-out/installation as part of the contract. This comprehensive scope includes any required rework to meet owner specifications, which may result in additional costs beyond initial budget. The Company believes these services are not distinct as they are highly interrelated and the contract includes a significant service of integrating the various services into the combined work the customer is contracting for, which is the completed property. The contracts may include retentions paid at the end of the project as a warranty to ensure the Company meets the contract requirements. However, since the customer does not have the option to separately purchase the warranty and there are no additional services to the customer during the retention period, such warranty is not recognized as a separate performance obligation. The Company has concluded that the promises to be delivered on the construction contract would be one single performance obligation, and therefore no allocation of the transaction price is required.

The Company’s contracts with each customer are with fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets the contractual requirements. The contract does not have variable consideration. However, the contract subject to modification in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Contract modification is accounted for as part of the existing contract as the remaining work is not distinct and form part of a single performance obligation that is partially satisfied at the date of the contract modification. The impact of contract modification has on the contract price and the Company’s measure of progress towards complete satisfaction of the performance obligation is recognized as a cumulative catch-up adjustment to revenue at the date of contract modification.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company is not required to assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year. Further, the Company believes that with its monthly progress billings there is no financing component in its contracts. There are no non-cash and payable consideration for any services provided by the Company.

The Company recognizes revenue based on the Company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligation. This input method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires the Company to coordinate the work of subcontracts and employees. Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. There were additional costs incurred due to maintaining relationship with certain customers who require additional work for renovation. The Company incurred additional costs to satisfy the customers’ additional demand and the Company expects this type of additional costs to be rare exceptions. In consideration of the change of total budget is a change of estimate, it would have impact to reduce the revenue of S$197,486 for the six months ended June 30, 2025 and reduce the revenue of S$6,319 for the six months ended June 30, 2026.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the six months ended June 30, 2025 and 2026.

The Company recognizes revenue over time for all projects throughout the contract period.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale or service provided is recognized, the Company records estimated future warranty costs under ASC 460. At completion, costs for warranties are estimated and these warranties are not service warranties separately sold by the Company. The estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended June 30, 2025 and 2026 because the Company’s historical warranty expenses were immaterial to the Company’s unaudited condensed consolidated financial statements.

Cost of revenue

Cost of revenue for construction contracts primarily consisted of material costs, subcontracting costs, direct labor costs, rental of equipment and other expenses incurred in contract performance. These costs are expenses as incurred.

Borrowing costs

All borrowing costs are recognized in interest expenses in the consolidated statement of operations and comprehensive loss in the period in which they are incurred.

Selling, General and administrative expenses

Selling, general and administrative expenses consist primarily of advertising and marketing expenses, motor vehicle running expenses, travelling and entertainment and general administrative expenses such as staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received from the Singapore Government were S$4,853 and S$7,595 ($5,869) for the year ended December 31, 2025, and for the six months ended June 30, 2026, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more likely than not that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2025 and 2026. The Company had no uncertain tax positions as of December 31, 2025 and June 30, 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

As of June 30, 2026, the tax years ended December 31, 2021 through 2025 for the Company’s Singapore subsidiary remain open for statutory examination by Singapore tax authorities.

Related parties’ transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2025 and June 30, 2026, the outstanding balance of the fine obligation was S$200,000 and S$50,000 ($38,637) respectively in its unaudited condensed consolidated financial statements. For more information see “Note 18 — Commitments and Contingencies”.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2025 and June 30, 2026, there were no dilutive shares.

Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (“CODM”) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this ASU retrospectively on December 31, 2024. Refer to Note 17, Segment Reporting for the inclusion of the new required disclosures.

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s CODM has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the development of construction projects. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as unaudited condensed consolidated net loss on the statement of operations and comprehensive loss, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes revenue (i.e., commercial customers and residential customers), cost of revenue (i.e., subcontracting costs, material costs, labor costs, equipment rental and site costs, and other direct costs, and operating expenses (i.e., staff expenses, depreciation and amortization, lease expenses, transport and entertainment, professional fees, and other miscellaneous expenses) at the consolidated level to manage the Company’s operations. Other segment items included in interest expenses, net, other income, and income tax (expenses) benefit, which are reflected in the segment and unaudited condensed consolidated net loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Significant Risks

Currency risk

The Company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, accounts receivable, and accounts receivable – a related party and contract assets. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore and United States of America. As of December 31, 2025 and June 30, 2026, S$3,807,796 and S$1,724,107 ($1,332,283) (unaudited) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for account receivable using an aging schedule. The Company estimates the credit loss rates based on historical loss information, aging of receivables and current, reasonable and supportable management’s judgements, considering. forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables.

Credit risk on accounts receivable – a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of the Company and there has been no significant increase in the risk of default nor impairment recognized on the amounts due from a related party since initial recognition.

For the credit risk related to contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for contract assets by assessing the historical loss information and current, reasonable and supportable management’s judgements.

For the six months ended June 30, 2025, five customers accounted for approximately 25%, 22%, 19%, 12% and 11% of the Company’s total revenue. For the six months ended June 30, 2026, two customers accounted for approximately 32% and 18% of the Company’s total revenue.

As of December 31, 2025, two customers accounted for approximately 53% and 47% of the total accounts receivable. As of June 30, 2026, two customers accounted for approximately 58% and 42% of the total accounts receivable.

For the six months ended June 30, 2025 and 2026, the Company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The table below sets out the suppliers or subcontractors who accounted for 10% or more of the Company’s total accounts payable as of December 31, 2025 and June 30, 2026.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2025	As of June 30, 2026 (Unaudited)
Subcontractor A	Subcontract service	27	5
Subcontractor B	Subcontract service	8	11

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on cash deposit and floating rate borrowings, and risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage interest rate exposure.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB has released ASU 2025-05, Financial Instruments — Credit Losses — Measurement of Credit Losses for Accounts Receivable and Contract Assets. The purpose of this update is to address challenges encountered when applying the guidance in Topic 326 Financial Instruments—Credit Losses to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 Revenue from Contracts with Customers. ASU 2025-05 is effective for entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805 Business Combinations, for annual reporting periods beginning after December 15, 2025, and interim reporting periods within annual reporting periods for all entities. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company is currently evaluating the impact that the adoption of this standard will have on its interim reporting disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss and unaudited condensed consolidated statements of cash flows.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Accounts receivable	63,845	71,762	55,453
Less: Allowance for credit losses	(63,845)	(63,845)	(49,335)
Accounts receivable, net	—	7,917	6,118

Movements of allowance for credit losses are as follows:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Allowance for expected credit losses, beginning	60,994	63,845	49,335
Additions	2,851	—	—
Allowance for expected credit losses, ending	63,845	63,845	49,335

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — CONTRACT ASSETS (LIABILITIES)

Contract assets consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Revenue recognized to date	29,523,955	34,691,666	26,807,562
Less: Progress billings to date	25,147,005	29,224,262	22,582,692
Contract assets	4,376,950	5,467,404	4,224,869
Contract assets – current	4,287,038	5,377,492	4,155,391
Contract assets – non-current	89,912	89,912	69,478

Contract assets are classified as current and non-current based on whether they have exceeded the maintenance period.

While the project has been completed, the Company continues to provide maintenance services and is progressively recovering the associated Contract asset. Based on the Company’s assessment, there is a high likelihood of full recovery for this contract asset. Consequently, no impairment provision is deemed necessary for this project at this time.

The movement in contract liabilities is as follows:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Balance at beginning of the year/period	—	18,153	—
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	—	(18,153)	—
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	18,153	—	—
Balance at end of the year/period	18,153	—	—

Note 6 — LOAN RECEIVABLE - THIRD PARTY

Loan receivable – third party, net consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Borrower A	1,321,944	356,944	275,824
Loan receivable – third party	1,321,944	356,944	275,824

The Company provided a term loan to Borrower A, an independent third party, in the principal amount of S$2,621,944 ($2,000,000). The loan bears interest at a fixed rate of 5% per annum and was originally scheduled to mature on April 15, 2025.

As of the date of the issuance of unaudited condensed consolidated financial statements, the Company has collected S$2,265,000 and extended the remaining balance of S$356,944 to October 15, 2026.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — OTHER ASSETS

Other assets — current consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Prepayments	240,257	1,182,723	913,935
Short-term deposits	11,012	24,500	18,932
Interest receivable from a third party	128,588	184,398	142,491
Other assets – current	379,857	1,391,621	1,075,358

Other assets — non-current consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Advance to suppliers	3,471	6,026	4,657
Long-term deposits	66,491	75,599	57,336
Other assets – non-current	69,962	81,625	63,075

Prepayments as of June 30, 2026 primarily included i) advance payments made for the exclusive patent license and development rights regarding drainage joint technology in the amount of S$517,640 ($400,000), for which the license rights had not yet become legally effective because the complete license documentation had not yet been provided in full as of the date of issuance of the unaudited condensed consolidated financial statements due to the fact that the full patent license documentation has not yet been fully provided. The Company has assessed the recoverability and no allowance provided as the Company expects the drainage joint technology will benefit the Company’s construction and renovation business in Singapore; ii) an advance payment of S$465,000 ($359,323) in connection with potential merger and acquisition professional advisory services; iii) prepaid fees for merger and acquisition advisory services in the amount of S$194,115 ($150,000), representing prepayments for professional advisory service, and iv) other miscellaneous operating-related prepayments in the amount of S$5,968 ($4,532), representing sundry operating advance payments.

Short-term deposits include deposits for tenders while long-term deposits primarily include deposits for leases.

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Computers	24,668	24,668	19,062
Office equipment	2,202	2,202	1,702
Subtotal	26,870	26,870	20,764
Less: Accumulated depreciation	(26,578)	(26,780)	(20,694)
Property and equipment, net	292	90	70

Depreciation expenses of owned assets for the year ended December 31, 2025 and for the six months ended June 30, 2026 amounted to S$3,254 and S$202 ($156), respectively.

No impairment loss had been recognized during the year ended December 31, 2025 and for the six months ended June 30, 2026.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES

Finance leases as lessee

As of December 31, 2025 and June 30, 2026, the Company has finance leases on its unaudited condensed consolidated balance sheets for hire purchase of motor vehicle and lease of office equipment.

The following table shows finance lease liabilities and the associated financial statement line items:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Liabilities
Finance lease liabilities – current	42,062	32,610	25,199
Finance lease liabilities – non-current	38,415	24,457	18,899
Total	80,477	57,067	44,098

As of December 31, 2025 and June 30, 2026, “Right-of-use assets, net” consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Motor vehicles under hire purchase	183,073	183,073	141,468
Leased office equipment	71,434	71,434	55,200
Less: Accumulated amortization	(179,116)	(200,932)	(155,269)
Right-of-use assets (finance lease), net	75,391	53,575	41,399

Information related to finance lease activities during the periods are as follows:

	For the six months ended June 30,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Finance lease expenses
Amortization	21,817	21,817	16,859
Interest of financing lease liabilities	2,862	1,676	1,295

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

Future finance lease payments as of June 30, 2026 (unaudited) are detailed as follows:

For the year ending June 30,	S$	$
2027	34,454	26,624
2028	23,643	18,270
2029 and thereafter	1,300	1,005
Total future lease payment	59,397	45,898
Less: Imputed interest	(2,330)	(1,800)
Present value of finance lease liabilities	57,067	44,098
Less: Current portion	(32,610)	(25,199)
Long-term portion of finance lease liabilities	24,457	18,899

The following table shows the weighted-average lease terms and discount rates for finance leases:

	As of December 31, 2025	As of June 30, 2026 (Unaudited)
Weighted average remaining lease term (Years)
Finance leases	2.07	1.75

Weighted average discount rate (%)
Finance leases	5.13	5.04

Operating leases as lessee

As of December 31, 2025 and June 30, 2026, the Company has operating leases on its unaudited condensed consolidated balance sheets rentals of leasehold buildings.

The following table shows operating lease liabilities and the associated financial statement line items:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Liabilities
Operating lease liabilities – current	328,848	281,702	217,682
Operating lease liabilities – non-current	69,156	44,334	34,259
Total	398,004	326,036	251,941

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

As of December 31, 2025 and June 30, 2026, “Right-of-use assets, net” consisted of the following:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Leasehold buildings	1,181,216	1,204,495	930,759
Less: Accumulated amortization	(773,472)	(868,459)	(671,091)
Right-of-use assets (operating lease), net	407,744	336,036	259,668

Information related to operating lease activities during the periods are as follows:

	For the six months ended June 30,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Operating lease expenses
Amortization	96,285	187,680	145,028
Interest of operating lease liabilities	3,630	7,445	5,753

Future operating lease payments as of June 30, 2026 are detailed as follows:

For the year ending June 30,	S$	$
2027	288,145	222,661
2028 and thereafter	45,000	34,773
Total future lease payment	333,145	257,434
Less: Imputed interest	(7,109)	(5,493)
Present value of operating lease liabilities	326,036	251,941
Less: Current portion	(281,702)	(217,682)
Long-term portion of operating lease liabilities	44,334	34,259

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)
Weighted average remaining lease term (Years)
Operating leases	1.17	1.08

Weighted average discount rate (%)
Operating leases	4.59	4.37

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS

Long-term and short-term loans and borrowings are as follows:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Total loans and borrowings	576,751	470,137	363,293
Less: loans and borrowings – current	217,680	226,771	175,235
Loans and borrowings – non-current	359,071	243,366	188,058

Bank borrowings are comprised of the following:

					As of	As of June 30,
Loans and borrowings	Principal amount	Maturity Date	Interest Rate	Repayment Method	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$				S$	S$	$
ANEXT Bank Loan	300,000	January 26, 2028	Fixed at 8.80%	Monthly Repayment	141,115	109,560	84,661
Standard Chartered Bank Business Installment Loan	300,000	August 31, 2028	0.72% below prevailing Business Instalment Loan Board Rate	Monthly Repayment	174,179	144,137	111,380
OCBC Business Term Loan	300,000	August 31, 2028	4.25% below prevailing Business Term Rate	Monthly Repayment	174,314	144,305	111,510
DBS SME Working Capital Loan II	150,000	August 9, 2028	Fixed at 7.75%	Monthly Repayment	87,143	72,135	55,742
Total loans and borrowings					576,751	470,137	363,293

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS (cont.)

For the year ended December 31, 2025 and the six months ended June 30, 2026, the effective interest rate of the Company’s loans and borrowings ranges from 2.75% to 8.80%, and 2.75% to 8.80%, respectively.

Interest expenses arising from the Company’s loans and borrowings for the year ended December 31, 2025 and the six months ended June 30, 2026 amounted to S$55,329 and S$21,743 ($16,801), respectively.

All loans and borrowings are secured over the joint and several personal guarantees from Ms. Siew Yian Lee and Mr. Heng Kong Chuan, the director and shareholders of the Company.

The maturity dates for the Company’s outstanding loans and borrowings as of June 30, 2026 are as follows:

For the year ending June 30,	S$	$
2027	128,356	99,186
2028	256,713	198,372
2029	126,349	97,635
Total loans and borrowings	511,418	395,193
Less: Imputed interest	(41,281)	(31,900)
Present value of loans and borrowings	470,137	363,293

Note 11 — OTHER PAYABLES AND ACCRUALS

The components of other payables and accruals are as follows:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Accrued expenses	127,981	51,455	39,762
Other payables	283,276	359,936	278,136
GST payable, net	83,815	34,791	26,884
Other payables and accruals	495,072	446,182	344,782

Accrued expenses mainly consisted of staff expenses and professional service fees and costs incurred for operating activities which are yet to bill. Other payables included the provision for legal claims amounting to S$200,000 and S$50,000 ($38,637) as of December 31, 2025 and June 30, 2026 respectively. For more information see “Note 18 — Commitments and Contingencies”.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — OTHER INCOME

	For the six months ended June 30,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Interest income	52,991	55,832	43,143
Government grants	3,596	7,595	5,869
Total other income	56,587	63,427	49,012

Note 13 — INCOME TAXES

Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payments of dividends by the Company entities to their shareholders, no Cayman Islands withholding tax will be imposed. Accordingly, the Company does not accrue for taxes.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiary incorporated in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s main operating subsidiary is incorporated in Singapore and is subject to income taxes on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant tax laws and regulations of Singapore. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — INCOME TAXES (cont.)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the six months ended June 30,
	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Income tax expenses
Current income tax expenses	—	—	—
Deferred income tax (benefit) expenses	(12,860)	51,755	39,993
Income tax expenses (benefit)	(12,860)	51,755	39,993

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the six months ended June 30,
	2025	2026	2026	2026	2026
	S$	%	S$	$	%
Loss before tax	(520,973)	100.0	(263,442)	(203,573)	100.0
Singapore statutory income tax rate	17%		17%	17%
Income tax expenses computed at Singapore statutory rate	(88,566)	17.0	(44,786)	(34,608)	17.0
Domestic tax effects
Non-deductible expenses	2,285	(0.4)	7,241	5,595	(2.7)
True-up of prior tax			(53,907)	(41,656)	20.5
Foreign tax effects
Statutory tax rate difference between Cayman and Singapore	73,421	(14.1)	143,207	110,662	(54.4)
Others	—	—	—	—	—
Total tax (benefit) expenses	(12,860)	2.5	51,755	39,993	(19.6)

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of	As of June 30,
	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Deferred tax assets
Lease liabilities	81,342	65,128	50,327
Net operating loss carry-forwards	270,046	287,768	222,369
Allowance for credit losses	10,854	10,854	8,387
Depreciation	4,735	4,769	3,685
Deferred tax liabilities
Right-of-use assets	(82,133)	(66,234)	(51,181)
	—
Unbilled revenue	(536,310)	(605,506)	(467,897)
Deferred tax liabilities, net	(251,466)	(303,221)	(234,310)

As the deferred tax assets and deferred tax liabilities are generated from the same entity, Springview (S), hence the deferred tax assets and deferred tax liabilities are eligible to net off with each other.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on September 27, 2023, with an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of par value of $0.001 per share. On November 16, 2023, the authorized share capital was subsequently amended to become $50,000 divided into 50,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

On December 1, 2023, the Company issued 1,250,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to the controlling shareholders at par value of $0.0001 per share.

On October 17, 2024, the Company completed its IPO of 187,500 Class A Ordinary Shares at $32.00 per share, generating gross proceeds of approximately $6.0 million. After deducting underwriting discounts, commissions, and offering expenses, net proceeds from IPO were approximately S$5.3 million ($3.9 million).

On November 10, 2025, the Company granted an aggregate of 214,704 Class A ordinary shares pursuant to an equity incentive plan (the “2024 Plan”) (Note 15), to three consultants for financial advisory, accounting advisory, and investor relations services provided in the past. The fair value of the Class A ordinary shares was determined on the grant date at US$4.2384. The Company recorded S$221 ($172) in Class A ordinary shares and recorded S$1,185,506 ($922,645) in additional paid-in capital.

Reverse Share Split

On November 24, 2025, the Company announced that its Board of Directors approved a 8-for-1 reverse share split of the Company’s Class A ordinary shares. The Company’s Class A ordinary shares began trading on a split-adjusted basis on December 2, 2025 under the ticker symbol “SPHL”.

Upon effectiveness of the reverse share split, every eight (8) issued and outstanding Class A ordinary shares were combined into one (1) issued and outstanding Class A ordinary share, and the par value per share changed from $0.0001 to $0.0008. The reverse share split reduced the number of outstanding Class A ordinary shares from 13,217,629 to 1,652,224.

Private Placement of Class A Ordinary Shares

On December 24, 2025, the Company completed a private placement of 609,756 Class A Ordinary Shares (the “Private Placement”) with accredited investors, at a price of $2.46 per share, resulting in net proceeds of $1,500,000. Due to the Christmas holiday, the share issuance instruction forms were not submitted to the Company’s transfer agent, VStock Transfer, LLC, until January 2, 2026. Accordingly, the official issuance date of these shares was recorded in January 2026.

As of December 31, 2025, the net proceeds of $1,500,000 from the Private Placement, which were fully recognized as additional paid-in capital. No shares had been issued in connection with the Private Placement as of December 31, 2025. Issuance of 609,756 Class A Ordinary Shares occurred in January 2026, resulting in an increase of $488 to Class A Ordinary Shares and a corresponding decrease of $488 to additional paid-in capital during the six months ended June 30, 2026.

Each holder of Class A Ordinary Shares is entitled to exercise one vote for each Class A Ordinary Share held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B Ordinary Shares is entitled to exercise 20 votes for each Class B Ordinary Share held on any and all matters to be voted thereon in a general meeting of shareholders. The Class B Ordinary Shares are not convertible into Class A Ordinary Shares and the Class A Shares are not convertible into Class B Ordinary Shares. Holders of the Class A Ordinary Shares may receive dividends paid by the Company and have the right to the surplus assets of the Company on its liquidation pursuant to the Amended and Restated Memorandum and Articles of Association. However. the holders of the Class B Ordinary Shares have no right to any share of the dividends paid by the Company and no right to any share in the distribution of any surplus assets of the Company on its liquidation.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SHARE-BASED COMPENSATION

On November 10, 2025, the Company entered into service agreement with three external consultants to grant 94,375, 66,063 and 54,266 Class A ordinary shares in exchange for the financial advisory & capital market consultation service, accounting advisory service and investor relationship service, respectively. The fair value of Class A ordinary shares granted was determined on the grant date at US$4.2384 per share.

For the fiscal year ended December 31, 2025, the Company recognized share-based compensation expense of S$1,185,727 in connection with the grant of total 214,704 Class A ordinary shares under its Form S-8 registration statement to external consultants in exchange for professional services provided in the past. The Company recorded the share-based compensation expenses in selling, general and administration expenses in the consolidated statements of operation and comprehensive loss.

During the six-month period ended June 30, 2026, there were no new share-based payment grants to employees, directors or external consultants.

Note 16 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Springview Contracts Pte. Ltd.	Controlled by executive director and shareholder, Ms. Lee Siew Yian and shareholder, Mr. Heng Kong Chuan
GGL Enterprises Pte. Ltd.	Controlled by CEO and shareholder, Mr. Wang Zhuo, and shareholder, Mr. Heng Kong Chuan
Mr. Heng Kong Chuan	Shareholder and spouse of executive director, Ms. Lee Siew Yian
China International Corporate Management	Controlled by CEO and shareholder, Mr. Wang Zhuo
GGL Home Furnishing Pte Ltd	Controlled by shareholder, Mr. Heng Kong Chuan
GGL Interior Studio Pte Ltd	Controlled by shareholder, Mr. Heng Kong Chuan

a. Amount due from a related party

	As of	As of June 30,
Related Party Name	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
Mr. Heng Kong Chuan(1)	122,842	440,362	340,284
Total	122,842	440,362	340,284

b. Amount due to related parties

	As of	As of June 30,
Related Party Name	December 31, 2025	2026 (Unaudited)	2026 (Unaudited)
	S$	S$	$
China International Corporate Management(2)	(1,004,334)	(1,021,733)	(789,532)
Total	(1,004,334)	(1,021,733)	(789,532)

(1)

The Company signed an agreement with Mr. Heng Kong Chuan on August 1, 2024, under which Mr. Heng Kong Chuan agreed to provide the Company with an interest-free working capital loan facility not exceeding S$1,500,000 through July 30, 2026 to support the Company’s daily operations. During the six months ended June 30, 2025 and 2026, the Company received loans from Mr. Heng Kong Chuan of S$224,184 and S$130,000 (US$100,456), respectively. Separately, during the six months ended June 30, 2025 and 2026, the Company made advances to Mr. Heng Kong Chuan of S$758,027 and S$447,520 (US$345,816), respectively, for the settlement of payroll, routine operating expenses and costs incurred in preparation for the license on behalf of the Company. These transactions are disclosed in Note 16(c). As of June 30, 2026, the outstanding amount due from Mr. Heng Kong Chuan was S$440,362 (US$340,284). As of the date of this report, the full outstanding amount had been collected.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party balances and transactions (cont.)

(2)	During the year ended December 31, 2025, the Company accrued S$35,087 ($27,286) as interest expenses related to the fund provided by China International Corporate Management. During the six months ended June 30, 2026, the Company accrued S$17,399 ($13,445) as interest expenses related to the fund provided by China International Corporate Management. As of June 30, 2026, China International Corporate Management has provided financial support amounting to S$1,021,733 ($789,532) for payment of expenses incurred for IPO and accrued interest under this financial support letter.

c. Related party transactions

		For the six months ended June 30,
Nature	Name	2025 (Unaudited)	2026 (Unaudited)	2026 (Unaudited)
		S$	S$	$
Collection of accounts receivable due from Springview Contracts Pte. Ltd	Springview Contracts Pte. Ltd.	19,901	—	—
Interior design service subcontracting cost provided by GGL Enterprises Pte. Ltd.	GGL Enterprises Pte. Ltd.	15,000	—	—
Loan from a related party	Mr. Heng Kong Chuan (1)	224,184	130,000	100,456
Advance to a related party	Mr. Heng Kong Chuan (1)	758,027	447,520	345,816
Payment intermediary for obtaining patent license rights	GGL Home Furnishing Pte Ltd (3)	—	258,820	200,000
Payment intermediary for obtaining patent license rights	GGL Interior Studio Pte Ltd (3)	—	258,820	200,000

(3)

Advances aggregating S$517,640 ($400,000) were paid to two related-party entities, GGL Home Furnishing Pte Ltd and GGL Interior Studio Pte Ltd, in connection with the exclusive patent license and development rights regarding drainage joint technology to support the Company’s core business operations. These related-party entities acted solely as payment intermediaries and remitted the full amount to the ultimate patent licensor without any markup or fee, for the purpose to reduce transaction costs and satisfy the licensor’s designated fund receipt procedures.

As of March 1, 2026, the licensor has received the full $400,000. However, the license rights had not yet become legally effective because the complete license documentation had not yet been provided in full. Accordingly, these amounts are classified as prepayments on the unaudited condensed consolidated balance sheet.

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — SEGMENT REPORTING

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and unaudited condensed consolidated net loss:

	For the six months ended June 30,
	2025	2026	2026
	S$	S$	$
Revenue
Commercial customers	719,903	1,072,455	828,727
Residential customers	3,014,130	4,095,256	3,164,559
Total revenue	3,734,033	5,167,711	3,993,286

Cost of revenue
Subcontracting costs	(787,515)	(1,901,127)	(1,469,073)
Material costs	(907,026)	(784,941)	(606,554)
Labor costs	(573,620)	(567,174)	(438,277)
Equipment rental and site costs	(261,592)	(288,791)	(223,160)
Other direct costs	(375,063)	(348,176)	(269,048)
Total Cost of revenue	(2,904,816)	(3,890,209)	(3,006,112)
Gross profit	829,217	1,277,502	987,174

Operating expenses
Staff expenses	(575,997)	(611,379)	(472,436)
Depreciation and amortization	(23,811)	(44,101)	(34,079)
Lease expenses	(99,916)	(123,198)	(95,200)
Medical and insurance expenses	(101,413)	(103,171)	(79,724)
Transport and entertainment	(20,694)	(34,831)	(26,915)
Professional fees	(323,693)	(642,694)	(496,634)
Bad debt written off	(183,732)	-	--
Other miscellaneous expenses	(26,175)	(4,179)	(3,229)
Total operating expenses	(1,355,431)	(1,563,553)	(1,208,217)

Loss from operations	(526,214)	(286,051)	(221,043)

Other income (expenses)
Interest expenses, net	(51,346)	(40,818)	(31,542)
Other income	56,587	63,427	49,012
Total other income, net	5,241	22,609	17,470

Loss before income taxes	(520,973)	(263,442)	(203,573)
Income tax benefit (expenses)	12,860	(51,755)	(39,993)
Net loss	(508,113)	(315,197)	(243,566)

SPRINGVIEW HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable per guidance of ASC Topic 450-20－Loss Contingencies.

In connection with a workplace incident that occurred at one of the Company’s construction projects in 2019, the Company was charged by the Ministry of Manpower under Section 12(1) of the Workplace Safety and Health Act and under Section 5 of the Building Control Act. In November 2025, the State Courts of Singapore imposed a total fine of S$250,000 on the Company, payable in ten monthly installments of S$25,000 commencing in November 2025.

As of December 31, 2025 and June 30, 2026, the outstanding balance of the fine obligation was S$200,000 and S$50,000 ($38,637), respectively. The remaining balance was subsequently fully paid, and no amount remained outstanding as of the date the unaudited condensed consolidated financial statements were available for issuance.

Note 19 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2026 through the date the unaudited condensed consolidated financial statement is issued, and concluded there were no other material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.